

August 23, 2012

Via E-mail
Mr. Robert L. Recchia
Chief Financial Officer
Valassis Communications, Inc.
19975 Victor Parkway
Livonia, Michigan 48152

Re: **Valassis Communications, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2011 as Amended
     Filed February 27, 2012
     Form 8-K filed July 26, 2012
     File No. 1-10991

Dear Mr. Recchia:

       We have reviewed your response letter dated August 7, 2012 and your filings and have the following comment. Please comply with this comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K filed July 26, 2012
Exhibit 99.1 pages 4-5

1. We note your response to comment four from our letter dated July 24, 2012 and your statement that diluted cash EPS (referred to as "modified EPS" prospectively) is "useful to (y)our investors because it provides a measure of (y)our profitability [emphasis added] on a more comparable basis to historical periods and provides a more meaningful basis for forecasting future performance." In presenting a non-GAAP profitability performance measure, you may only exclude therefrom an amount that is included in the most directly comparable profitability measure calculated and presented in accordance with GAAP. Since "capital expenditures" is not included in the calculation of net

earnings under US GAAP, you may not exclude that amount in your calculation of the corresponding non-GAAP measure. Please advise us or revise.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Accountant, at (202) 551-3365 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director